K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

August 21, 2019

VIA EDGAR

Ms. Alison White
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Cambria ETF Trust

File Nos. 333-180879 and 811-22704

Dear Ms. White:

On behalf of our client, Cambria ETF Trust (the “Trust” or the “Registrant”), we are responding to comments you delivered to us orally on September 4, 2018 regarding the Trust’s Post-Effective Amendment No. 80 (PEA No. 80), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on August 28, 2018 for the purpose of responding to SEC Staff comments on and updating the effective registration statements of certain series of the Trust, including, among others: Cambria Domestic Tax Optimized ETF (“DTAX”), Cambria Foreign Tax Optimized ETF (“FTAX”), Cambria Managed Futures Strategy ETF (“MFUT”), Cambria Superinvestors ETF (formerly, Cambria Omaha ETF) (“OMHA”), Cambria Trend Following ETF (“IVY”, formerly QTAA), and Cambria Long Short ETF (“CALS”) (each, a “Fund” and, collectively, the “Funds”). The Registrant has not selected a date to launch any of these Funds. The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus — All Funds

1.	Comment: For each Fund that tracks an underlying index (DTAX, FTAX, OMHA, IVY, and CALS) (each, an “Index Fund” and, collectively, the “Index Funds”), please provide the Staff with a copy of the underlying index’s white paper or index methodology prior to taking any actions to launch such Index Fund.

Morgan, Lewis & Bockius llp
1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

August 21, 2019

Response: The Registrant confirms that it will provide the Staff with a copy of the index methodology for each Index Fund’s underlying index prior to taking any actions to launch such Index Fund.

Prospectus — FTAX

2.	Comment: To the extent that a Fund expects to concentrate in a particular country or geographic region, please disclose such geographic concentration in the Fund’s principal investment strategy. Please clarify your prior response to this comment—“[w]e have made the requested change.”

Response: The Registrant does not expect any of the Funds to concentrate (hold more than 25% of) its assets in securities within a particular country or geographic region other than the United States; however, the Registrant expects that FTAX may invest a significant portion of its assets in foreign securities issued and listed in a single country. Accordingly, FTAX will be subject to the following geographic investment risk:

Geographic Investment Risk. To the extent the Fund invests a significant portion of its assets in the securities of companies of a single country or region, it is more likely to be impacted by events or conditions affecting that country or region.

Prior to its launch, if FTAX expects that it will invest a significant portion of its assets in the securities of a single country or geographic region, the Registrant will add principal risk disclosure related to the Fund’s investments in each such country or region.

3.	Comment: If investing in emerging market securities is a principal investment strategy of the Fund, please include the criteria for determining if a security is classified as an emerging market security.

Response: FTAX tracks the performance of an underlying index that is comprised of securities drawn from the “broad global equity universe, which includes emerging market securities, but excludes U.S. securities.” Although the index draws from a universe of equity securities that includes emerging market securities, the index of approximately 100 stocks may not include any emerging market securities. If that is true, FTAX would not hold any emerging market securities either. Further, the principal investment strategy for FTAX does not provide any additional detail about the Fund’s investment in emerging market securities. The reference to “emerging market securities” in FTAX’s strategy is meant to clarify for investors, in case there was any doubt, that “emerging market” securities are included in the “global equity universe” from which the index selects securities. FTAX does not favor emerging market securities over other global securities, such as developed market securities. FTAX does not seek to invest a specific portion of its assets in emerging market securities. As a result, the Registrant does not believe that including a definition of “emerging markets” would be beneficial to investors and could, in fact, be misleading since the Fund’s strategy neither favors nor allocates a certain percentage of assets to emerging market securities, and it is possible that the Fund may not include any emerging market securities. Accordingly, the Registrant respectfully declines to define “emerging markets” in FTAX’s principal investment strategy.

August 21, 2019

Prospectus — OMHA

4.	Comment: Please explain why the names rule does not apply given that OMHA’s name includes a geographic location. We do not agree with your prior response, as we believe investors might conclude that the Fund invests primarily in securities from Omaha, Nebraska. Please revise your prior response or rename the Fund.

Response: Although we continue to believe that the names rule (Rule 35d-1 of the Investment Company Act) would not apply to the use of “Omaha” in the Fund’s name for the reasons previously stated, the Registrant has determined to change the Fund’s name, subject to the approval of the Trust’s Board of Trustees, to “Cambria Superinvestors ETF”.

Statutory Prospectus

5.	Comment: Please describe any limitations on MFUT’s ability to take temporary defensive positions (e.g., length of time) and disclose such limitations in the Fund’s Prospectus.

Response: MFUT is an actively managed Fund and, to the extent Cambria determines that adverse market, economic, political or other conditions exist, there are no limitations on the Fund’s ability to invest 100% of its total assets in high-quality debt securities and money market instruments for extended periods. The following disclosure is included in the Fund’s Prospectus:

Temporary Defensive Positions

To respond to adverse market, economic, political or other conditions, each of the Cambria Managed Futures Strategy ETF, Cambria Global Income and Currency Strategies ETF and Cambria Covered Call Strategy ETF (collectively, the “Active Funds”) may invest 100% of its total assets, without limitation, in high-quality debt securities and money market instruments. An Active Fund may be invested in these instruments for extended periods, depending on Cambria’s assessment of market conditions. Debt securities and money market instruments include shares of mutual funds, commercial paper, certificates of deposit, bankers’ acceptances, U.S. Government securities, repurchase agreements and bonds that are BBB or higher. While an Active Fund is in a defensive position, the opportunity to achieve its investment objective will be limited. Furthermore, to the extent that an Active Fund invests in money market mutual funds, it would bear its pro rata portion of such money market fund’s advisory fees and operational fees.

Statement of Additional Information

6.	Comment: Please disclose that MFUT complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary. Please revise your prior response to address the inclusion of disclosure related to Section 8.

Response: As noted in our prior response, MFUT complies with Sections 8 and 18 of the Investment Company Act on an aggregate basis with the Subsidiary. Accordingly, the Registrant has added the following disclosure under the “Investment Objectives, Investment Strategies and Risks” section of the SAI.

August 21, 2019

Investment in the Subsidiary

The Cambria Managed Futures Strategy ETF intends to achieve commodity exposure through investment in its wholly-owned and controlled Cayman Islands subsidiary (the “Subsidiary”). The Fund’s investment in the Subsidiary may not exceed 25% of the Fund’s total assets at each quarter-end of the Fund’s fiscal year. The Subsidiary may invest in derivatives including futures, forwards, option and swap contracts, notes, and other investments intended to serve as margin or collateral or otherwise support the Subsidiary’s derivatives positions. The Subsidiary is not registered under the Investment Company Act. The Fund, as the sole shareholder of the Subsidiary, will not have all of the protections offered to investors in registered investment companies. However, because the Fund wholly owns and controls the Subsidiary, and the Fund and the Subsidiary are managed by the Adviser, it is unlikely that the Subsidiary will take action contrary to the interests of the Fund or the Fund’s shareholders. The Board has oversight responsibility for the investment activities of the Fund, including its investment in the Subsidiary, and the Fund’s role as the sole shareholder of the Subsidiary.

Changes in the laws of the United States and/or the Cayman Islands, under which the Fund and the Subsidiary are organized, respectively, could result in the inability of the Fund and/or the Subsidiary to operate as described in this SAI and could negatively affect the Fund and its shareholders. For example, the Cayman Islands does not currently impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax on the Subsidiary. If Cayman Islands law changes such that the Subsidiary must pay Cayman Islands taxes, Fund shareholders would likely suffer decreased investment returns.

The Subsidiary follows the Fund’s compliance policies, and the Fund and the Subsidiary comply with the provisions of Section 8 and Section 18 of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis.

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If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely,

/s/ K. Michael Carlton

K. Michael Carlton

cc:	W. John McGuire, Esq.